                                                                       EXHIBIT 1
                                                                   PRESS RELEASE


                                  PRESS RELEASE
                                  -------------

            TB Wood's Corporation Switches to the Nasdaq Stock Market

         Chambersburg, PA --- TB Wood's Corporation (the "Company") announced today that shares of its common stock will begin trading on The Nasdaq Stock Market ("Nasdaq") on February 21, 2001. The shares will trade under the symbol TBWC.

         The Company decided to list its common stock on the Nasdaq after the NYSE notified the Company in December, 2000, that it did not meet certain of the NYSE's continued listing criteria. Following an analysis and recommendation by management, the Company's board of directors has determined that moving to the Nasdaq is in the best interest of the Company. The Company is well within the Nasdaq's continued listing criteria and the board of directors believes the Company will not fail to meet any of the Nasdaq continued listing criteria anytime in the foreseeable future.

         Nasdaq approved the Company's listing application on February 9, 2001. Effective February 21, 2001, the Company will begin trading on Nasdaq and cease trading on the NYSE. In conjunction with the move to Nasdaq, the Company has made fillings with the Securities and Exchange Commission indicating that the Company is moving its trading to Nasdaq from the NYSE.

                                       ###